Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2008

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$7,123	$7,123
Plus
Interest included in expense(b)	19,327	19,327
One-third of rental expense(c)	270	270
Adjusted “earnings”	$26,720	$26,720

Fixed charges
Interest included in expense(b)	$19,327	$19,327
Interest capitalized	48	48
One-third of rental expense(c)	270	270
Total fixed charges	$19,645	$19,645

Ratio of earnings to fixed charges	1.36

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		0.96

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		19,645

Total fixed charges and preferred stock dividend requirements		$19,645

Ratio of earnings to combined fixed charges and preferred stock dividends		1.36

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.